January 13, 2017

Ms. Melissa Raminpour
Division of Corporation Finance
United States Securities Exchange Commission
Washington, D.C. 20549

Mail Stop 3561

Re:     ACCO Brands Corporation
Form 10-K for the Year Ended December 31, 2015
Filed February 24, 2016
Form 10-Q for the Quarter Ended September 30, 2016
Form 8-K dated December 8, 2016
File No. 001-08454

Dear Ms. Raminpour,

Set forth below are the responses of ACCO Brands Corporation (the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission set forth in the comment letter dated December 19, 2016. For your convenience, the Staff’s comments are set forth below in bold.

With respect to the Company’s Form 10-Q, for the Quarter Ended September 30, 2016, Notes to the Condensed Consolidated Financial Statements, 3. Acquisition, page 9.

1. We note your purchase of the remaining 50% interest in your former joint-venture, Pelikan Artline, which you did not already own on May 2, 2016 that resulted in a $28.9 million gain due to the revaluation of your previously held equity interest. Please tell us, and revise your disclosure to discuss the significant assumptions including valuation technique(s) used in the valuation of the equity interest. See guidance in ASC 805-10-50-2(g) (3 and 4).

Company’s Response

The Company acknowledges the Staff’s comment and will include an expanded discussion of the significant assumptions used when valuing the previously held equity interest in Pelikan Artline, as appropriate, in its future filings in response to this comment in consideration with ASC 805-10-50-2(g) (3 and 4).

Such disclosure is expected to be in substantially the following form:

“The Company’s previously held equity interest was remeasured to fair value at the date the controlling interest was acquired. The fair value of the previously held equity interest in Pelikan Artline was determined by applying the income approach and using significant inputs that market participants would consider, including: revenue growth rates, operating margins, a discount rate and an adjustment for lack of control. The $28.9 million excess of the fair value of the previously held equity interest when compared to the carrying value was recognized as a gain in "Other expense (income), net” in the income statement.”

2. Please revise disclosures to provide a qualitative description of the factors that make up the goodwill recognized as required by ASC 805-30-50-1(a).

Company’s Response

The Company acknowledges the Staff’s comment and will include an expanded qualitative description of the factors that make up the goodwill recognized in accordance with its acquisition of Pelikan Artline, as appropriate, in its future filings in response to this comment as required by ASC 805-30-50-1(a).

Such disclosure is expected to be in substantially the following form:

“The excess of the purchase price over the fair value of net assets acquired has been allocated to goodwill. The goodwill of $80.5 million is primarily attributable to synergies expected to be realized from facility integration, headcount reduction and other operational streamlining activities, and from existence of an assembled workforce.”

With respect to the Company’s Form 8-K furnished December 8, 2016.

3. We note your disclosure of Supplemental Combined Adjusted EBITDA, a non-GAAP measure which includes adjustments for projected savings from the Pelikan Artline and Esselte Acquisitions. We also note that you reconcile Pelikan Artline adjusted EBITDA and Esselte Adjusted EBITDA to the applicable net income amounts, however you do not reconcile Supplemental Combined Adjusted EBITDA to the most comparable GAAP measure. Please revise to reconcile this non-GAAP measure to the most comparable GAAP measure, as required by Regulation G. Please note that if the most directly comparable GAAP measure is a “pro forma” measure, it must be prepared and presented in accordance with Article 11 of Regulation S-X. See Question 101.02 of the Staff’s Compliance and Disclosure Interpretation on Non-GAAP Financial Measures updated May 17, 2016.

Company’s Response

The Company acknowledges the Staff’s comment and notes that the presentation of Supplemental Combined adjusted EBITDA was prepared in conjunction with an unregistered offering of senior unsecured notes pursuant to Rule 144A and Regulation S under the Securities Act of 1933. The presentation was disclosed pursuant to “Item 7.01- Regulation FD Disclosure” of the Company’s Current Report on Form 8-K furnished on December 8, 2016. As discussed with the Staff, rather than revise the referenced disclosure, the Company confirms to the Staff that it has not otherwise disclosed, and does not intend in the future to disclose a similar presentation in any public document or other communication that is subject to Regulation G.

Please do not hesitate to contact me by telephone at (847) 796-4241 with any questions or comments regarding this correspondence.

Sincerely,
/s/ Kathleen D. Schnaedter
Kathleen D. Schnaedter
Senior Vice President, Corporate Controller
and Chief Accounting Officer

cc:
Melissa Gilmore, United States Securities and Exchange Commission
Claire Erlanger, United States Securities and Exchange Commission
Neal V. Fenwick, Executive Vice President and Chief Financial Officer, ACCO Brands
Pamela R. Schneider, Esq., Senior Vice President, Secretary and General Counsel, ACCO Brands